UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 11, 2023 (May 9, 2023)

RMG ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40013	98-1574120
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

57 Ocean, Suite 403 5775 Collins Avenue Miami Beach, Florida	33140
(Address of principal executive offices)	(Zip Code)

(786) 359-4103

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	RMGCU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	RMGC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units	RMGCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

RMG Acquisition Corp. III (“RMG III”), is a blank check company incorporated as a Cayman Islands exempted company limited by shares and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On May 9, 2023, RMG III entered into an Agreement and Plan of Merger (the “Merger Agreement”) with H2B2 Electrolysis Technologies, Inc., a Delaware corporation (“H2B2”). Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the Merger Agreement.

The Domestication

Prior to the effective time of the Business Combination (as defined below) (the “Effective Time”), subject to the approval of RMG III’s shareholders, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), the Companies Act (as revised) of the Cayman Islands (the “CICA”), and RMG III’s Amended and Restated Memorandum and Articles of Association, as may be amended from time to time (the “Charter”), RMG III will effect a deregistration under the CICA and a domestication under the DGCL, pursuant to which RMG III’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication” and RMG III, immediately after the Domestication, “Domesticated RMG III”).

In connection with the Domestication, (a) each then-issued and outstanding Class A ordinary share, par value $0.0001 per share, of RMG III (“RMG III Class A Share”) will convert, on a one-for-one basis, into one (1) share of Class A common stock, par value $0.0001 per share, of RMG III (“Domesticated RMG III Class A Stock”), (b) each then-issued and outstanding Class B ordinary share, par value $0.0001 per share, of RMG III (“RMG III Class B Share”) will convert, on a one-for-one basis, into one (1) share of Class B common stock, par value $0.0001 per share, of RMG III (“Domesticated RMG III Class B Stock”), (c) each then-issued and outstanding public warrant of RMG III will convert into a warrant to acquire one (1) share of Domesticated RMG III Class A Stock (“Domesticated RMG III Public Warrant”), pursuant to the Warrant Agreement,  dated as of February 4, 2021, between RMG III and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), (d) each then-issued and outstanding private placement warrant of RMG III will convert into a warrant to acquire one (1) share of Domesticated RMG III Class A Stock (“Domesticated RMG III Private Warrant”), pursuant to the Warrant Agreement, and (e) each then-issued and outstanding unit of RMG III will be canceled and will entitle the holder thereof to one (1) share of Domesticated RMG III Class A Stock and one-fifth of one (1) Domesticated RMG III Public Warrant.

The Business Combination

The Merger Agreement provides that, among other things, and upon the terms and subject to the conditions thereof, following the Domestication and at the Effective Time, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”):

(i)	H2B2 will merge with and into Domesticated RMG III, with Domesticated RMG III as the surviving corporation (the “Surviving Corporation”);

(ii)
each share of common stock, par value $0.00001 per share, of H2B2 (“H2B2 Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of H2B2 Common Stock subject to H2B2 Options (as defined below), shares of H2B2 Common Stock held in the treasury of H2B2 and dissenting shares of H2B2) will be canceled and converted into the right to receive the applicable portion of the Aggregate Closing Date Merger Consideration (as defined below). Each holder of such issued and outstanding shares of H2B2 Common Stock as of immediately prior to the Effective Time will be entitled to receive a portion of the Aggregate Closing Date Merger Consideration equal to (A) the Exchange Ratio (as defined below), multiplied by (B) the number of shares of H2B2 Common Stock held by such holder as of immediately prior to the Effective Time;

(iii)
each share of Domesticated RMG III Class A Stock issued and outstanding immediately prior to the Effective Time will remain as an issued and outstanding share of common stock, par value $0.0001 per share, of the Surviving Corporation (“Surviving Corporation Common Stock”);

(iv)
a number of shares of Domesticated RMG III Class B Stock equal to the number of Founder Consideration Shares (as defined below) will convert into issued and outstanding shares of Surviving Corporation Common Stock and the remaining shares of Domesticated RMG III Class B Stock issued and outstanding will be canceled as part of the Business Combination without consideration;

(v)
each outstanding option to purchase H2B2 Common Stock (each, a “H2B2 Option”) will be canceled and converted into the right to receive an option to purchase, upon substantially the same terms and conditions, a whole number of shares of Surviving Corporation Common Stock (rounded down to the nearest whole share) equal to the number of shares of H2B2 Common Stock subject to such H2B2 Option immediately prior to the Effective Time, multiplied by the Exchange Ratio (each, a “Surviving Corporation Option”), except that the exercise price per share for each such Surviving Corporation Option will be equal to the exercise price per share of such H2B2 Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest full cent); and

(vi)	upon effectiveness of the Business Combination, the Surviving Corporation will change its name to “H2B2 Electrolysis Technologies, Inc.”.

“Aggregate Closing Date Merger Consideration” means a number of shares of Surviving Corporation Common Stock equal to the quotient obtained by dividing (a) the Closing Date Purchase Price by (b) $10.00.

“AVR Option Amount” means $2,000,014.

“Base Purchase Price” means $750,000,000.

“Capital Raise Amount” means the aggregate amount of capital actually raised by H2B2, any of its subsidiaries, or any special purpose vehicle or other entity in which H2B2 holds, directly or indirectly any Equity Interest, at or prior to the closing of the Business Combination (the “Closing”) through any Capital Raise Transaction, but excluding, for the avoidance of doubt, (a) any capital actually raised by H2B2 or any of its subsidiaries utilized or to be utilized for the Ardachon Share Acquisition and (b) any cash available in the trust account of RMG III (after deducting any amounts required to satisfy redemptions by shareholders of RMG III).

“Capital Raise Investor” means any person that has entered into a legal, valid and binding commitment to acquire or subscribe securities of H2B2, any of its subsidiaries, or any special purpose vehicle or other entity in which H2B2 holds, directly or indirectly any Equity Interest, in each case in any Capital Raise Transaction.

“Capital Raise Transaction” means (a) any sale or other issuance of equity interests or any debt instruments exercisable for or convertible into H2B2 Common Stock or other equity interests of H2B2, any of its subsidiaries, or any special purpose vehicle or other entity in which H2B2 holds, directly or indirectly any equity interest, (including, without limitation, any shares of capital stock, securities convertible into or exchangeable for shares of capital stock, or warrants, options or other rights for the purchase or acquisition of such shares, and other ownership or profit interests, whether voting or non-voting, and convertible notes or similar convertible or exercisable debt instruments), for cash occurring at any time, whether in a single transaction or a series of transactions, during the period commencing on or after the date of the Merger Agreement and ending at or prior to the Closing, or (b) any Debt Raise Transaction, in each case involving BCW Securities LLC, an affiliate of RMG III, and/or Natixis Partners Iberia, S.A..

“Closing Date Purchase Price” means the Base Purchase Price, which will be subject to upward or downward adjustment solely as follows:

(a)
In the event H2B2 raises capital in any Capital Raise Transaction (other than a Debt Raise Transaction) based on a pre-money valuation at or exceeding the Base Purchase Price, the Base Purchase Price will be increased on a dollar for dollar basis by an amount equal to (i) the difference between the Base Purchase Price and the actual pre-money valuation of such Capital Raise Transaction, plus (ii) the Capital Raise Amount, plus (iii) the AVR Option Amount;

(b)
In the event H2B2 raises capital in any Capital Raise Transaction (other than a Debt Raise Transaction) based on a pre-money valuation below the Base Purchase Price, the Base Purchase Price will be (i) decreased by an amount equal to the difference between the Base Purchase Price and the actual pre-money valuation of such Capital Raise Transaction, and increased by (ii) the Capital Raise amount, plus (iii) the AVR Option Amount, in each case on a dollar for dollar basis;

(c)
In the event H2B2 raises capital in any Debt Raise Transaction based on a Debt Transaction Pre-Money Valuation at or exceeding the Base Purchase Price, the Base Purchase Price will be increased on a dollar for dollar basis by an amount equal to (i) the difference between the Base Purchase Price and the actual Debt Transaction Pre-Money Valuation, plus (ii) the AVR Option Amount; or

(d)
In the event H2B2 raises capital in any Debt Raise Transaction based on a Debt Transaction Pre-Money Valuation below the Base Purchase Price, the Base Purchase Price will be (i) decreased by an amount equal to the difference between the Base Purchase Price and the actual Debt Transaction Pre-Money Valuation and (ii) increased by the AVR Option Amount, in each case on a dollar for dollar basis;

provided, that, solely in the event that the Capital Raise Amount exceeds $15,000,000, following any adjustment pursuant to the foregoing paragraphs (a), (b), (c) or (d), the Closing Date Purchase Price will be further increased by an additional ten percent (10%), and provided, further, that in the event H2B2 raises capital in any Debt Raise Transaction where such Debt Raise Transaction consists exclusively of senior debt or any other form of debt for which a pre-money valuation has not been provided, then for a period of fifteen (15) Business Days following execution of definitive agreements relating to such Debt Raise Transaction (the “Resolution Period”), RMG III and H2B2 shall work together in good faith to agree a Closing Date Purchase Price. If, after the Resolution Period, RMG III and H2B2 are unable to agree upon the Closing Date Purchase Price, then the provisions set forth in Section 2.4(f) of the Merger Agreement with respect to engaging an independent valuation firm shall apply.

“Debt Raise Transaction” means any sale or other issuance of debt securities or instruments, or otherwise any incurrence of indebtedness for borrowed money (including any issuance of senior secured or unsecured notes or junior subordinated notes), by H2B2 or any of its subsidiaries, occurring at any time, whether in a single transaction or a series of transactions, during the period commencing on or after the date of the Merger Agreement and ending at or prior to the Closing.

“Debt Transaction Pre-Money Valuation” means an aggregate amount equal to the weighted average of all pre-money valuations (or any subsequent revisions thereof) submitted by Capital Raise Investors in “Phase II” of a Debt Raise Transaction (as such term is defined in the Phase I Process Letter issued in connection with such Debt Raise Transaction), as calculated pursuant to the Debt Transaction Pre-Money Valuation Schedule.

“Debt Transaction Pre-Money Valuation Schedule” means a schedule delivered by H2B2 to RMG III pursuant to the Merger Agreement setting out (a) each and all of the pre-money valuations (or any subsequent revisions thereof) submitted by Capital Raise Investors in “Phase II” of a Debt Raise Transaction and (b) the Debt Transaction Pre-Money Valuation; provided, that, for the avoidance of doubt, if any valuation submitted by a Capital Raise Investor in “Phase II” of a Debt Raise Transaction is presented as a valuation range (and not a fixed amount), H2B2 shall first calculate a weighted median of such valuation range before calculating the Debt Transaction Pre-Money Valuation.

All of the members of the board of directors of RMG III have (a) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (b) resolved to recommend the adoption and approval of the Merger Agreement and related matters by the shareholders of RMG III.

All of the members of the board of directors of H2B2 (the “H2B2 Board”) have (a) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (b) recommended the adoption and approval of the Merger Agreement and the other documents contemplated thereby to which H2B2 is a party and the transactions contemplated thereby by the stockholders of H2B2.

Conditions to Obligations of Parties

Each Party’s obligation to consummate the Business Combination is conditioned upon the satisfaction or waiver of certain conditions, including, among others:

•	approval of the transactions contemplated by the Merger Agreement by the shareholders of RMG III and stockholders of H2B2;
•
approval by the warrant holders of RMG III of an amendment to the Warrant Agreement (the “Warrant Amendment”), such that following the Warrant Amendment each outstanding RMG III Public Warrant and RMG III Private Warrant will represent the right to receive 0.075 shares of Surviving Corporation Common Stock at Closing;

•	termination or expiration of the applicable waiting periods under the HSR Act;
•	the absence of any legal restraints on the Closing;
•	RMG III having at least $5,000,001 of net tangible assets;
•
the registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC in connection with the transactions contemplated by the Merger Agreement having become effective in accordance with the provisions of the Securities Act of 1933 (the “Securities Act”), no stop order having been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order having been threatened or initiated by the SEC that remains pending;

•	approval for listing on the Nasdaq Capital Market (“Nasdaq”) of the Surviving Corporation Common Stock having been issued in connection with the Business Combination; and
•
the consummation of the Capital Raise Transaction (including any PIPE Transaction) with an aggregate Capital Raise Amount equal to at least $40,000,000, excluding (a) the AVR Option Amount and (b) any capital raised by H2B2 or any of its subsidiaries at or prior to the Closing through any Capital Raise Transaction in connection with the Ardachon Share Acquisition (the “Minimum Investment Amount”).

RMG III’s obligation to consummate the Business Combination is also subject to the satisfaction or waiver of certain conditions, including, among others:

•	accuracy of the representations and warranties of H2B2 (subject to customary bring-down standards);
•	performance of covenants by H2B2 in all material respects as of or prior to the Closing;
•	absence of a Material Adverse Effect on H2B2 that is continuing after the date of the Merger Agreement; and
•
delivery of certain documentation by H2B2 to RMG III pursuant to the Merger Agreement at the Closing, including (a) a certificate signed by an officer of H2B2, certifying that to the knowledge and belief of such officer, the other conditions have been fulfilled, (b) written resignations of all of the directors of H2B2 except for those directors continuing to serve as directors of the Surviving Corporation, (c) written evidence (reasonably satisfactory to RMG III) of the termination of the H2B2 Stockholders Agreement, (d) Registration Rights Agreement (defined below) and each Lock-Up Agreement (defined below) duly executed by the stockholders of H2B2 party thereto, (e) a letter agreement addressing certain obligations set forth in H2B2’s disclosure letter under the Merger Agreement and (f) a certificate certifying that no interest in H2B2 is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Internal Revenue Code of 1986, as amended (the “Code”), a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations promulgated under the Code, Section 1.897-2(h)(2).

H2B2’s obligation to consummate the Business Combination is also subject to the satisfaction or waiver of certain conditions, including, among others:

•	accuracy of the representations and warranties of RMG III (subject to customary bring-down standards);
•	performance of covenants by RMG III in all material respects as of or prior to the Closing;
•	the Domestication having been completed; and
•
delivery by RMG III at the Closing (a) to the appointed exchange agent, the Aggregate Closing Date Merger Consideration for distribution to stockholders of H2B2, (b) to H2B2, a certificate signed by an officer of RMG III, certifying that to the knowledge and belief of such officer, the other conditions have been fulfilled, (c) to H2B2, the Registration Rights Agreement and each Lock-Up Agreement, duly executed by RMG III and RMG Sponsor III LLC, a Delaware limited liability company (the “Sponsor”), (d) to H2B2, written resignations of all of the directors and officers of RMG III, (e) to H2B2, a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation to the Domestication and (f) to H2B2, an Internal Revenue Service Form W-9 and proof of a duly filed application on Internal Revenue Service Form 8802 requesting an Internal Revenue Service Form 6166 evidencing RMG III’s status as a United States resident taxpayer for U.S. federal income tax purposes.

Governance

Subject to the terms of the governing documents of the Surviving Corporation, RMG III and H2B2 will take all action within their power as may be necessary or appropriate so that immediately following the Effective Time: (a) the board of directors of the Surviving Corporation (the “Surviving Corporation Board”) will consist of nine (9) directors, which will initially include (i) five (5) director nominees, each of whom will qualify as “independent” directors for the purposes of Nasdaq, designated by H2B2, and all of whom will be proposed by H2B2 pursuant to written notice to RMG III as soon as reasonably possible following the date of the Merger Agreement; (ii) four (4) director nominees to be designated by H2B2 pursuant to written notice to RMG III as soon as reasonably practicable following the date of the Merger Agreement. The Surviving Corporation Board will have a majority of “independent” directors for the purposes of Nasdaq, each of whom will serve in such capacity in accordance with the governing documents of the Surviving Corporation following the Effective Time. RMG III, for a period of one (1) year following the Closing, will be entitled to appoint one (1) person as an observer on the Surviving Corporation Board.

The Chief Executive Officer will be Mr. Anselmo Andrade Fernández de Mesa. The executive officers of the Surviving Corporation will be the individuals designated by H2B2 for such roles pursuant to written notice to RMG III.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the Business Combination and efforts to satisfy conditions to consummation of the Business Combination.

The Merger Agreement contains certain additional covenants of the parties, including, among others, covenants providing that: (a) the parties conduct their respective businesses in the ordinary course through the Closing, (b) the parties not initiate any negotiations or enter into any agreements for certain alternative transactions, (c) RMG III to approve and adopt the Equity Incentive Plan, (d) the parties use reasonable best efforts to obtain necessary approvals from governmental agencies, (e) the parties cooperate with respect to the Registration Statement to be filed with the SEC and the related proxy statement to be sent to RMG III shareholders in connection with the Business Combination, (f) if Closing has not occurred by June 28, 2023, RMG III take all commercially reasonable actions to seek the approval of its shareholders to amend RMG III’s governing documents to extend the time period for RMG III to consummate its initial business combination on a month-to-month basis up to the earlier of (i) the Closing or (ii) the termination of the Merger Agreement, (g) RMG III enter into the Warrant Amendment on the Closing Date, and (h) the parties are to reasonably cooperate in connection with any financing arrangement the parties mutually agree to seek in connection with the Business Combination.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by RMG III and H2B2. The representations and warranties of the respective parties to the Merger Agreement generally will not survive Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (a) by mutual written consent of RMG III and H2B2, (b) by H2B2, if (i) certain approvals of the shareholders of RMG III, to the extent required under the Merger Agreement, are not obtained as set forth therein, (ii) there is a Modification in Recommendation, or (c) a Capital Raise Investor or group of Capital Raise Investors, whose legal, valid and binding commitments to fund in such Capital Raise Transaction represent, in aggregate, at least the Minimum Investment Amount, object to the Business Combination and the other transactions contemplated by the Merger Agreement by delivering an Investor Objection Notice to the H2B2 Board by no later than fifteen (15) days following execution of definitive agreements relating to the Capital Raise Transaction, provided that, upon receipt of an Investor Objection Notice, H2B2 is required to terminate the Merger Agreement on the tenth (10th) Business Day following receipt of the Investor Objection Notice (unless otherwise agreed in writing between the parties), (c) by RMG III, if (i) certain approvals of the stockholders of H2B2, to the extent required under the Merger Agreement, are not obtained or (ii) any stockholder of H2B2 exercises any right, takes an action, or fails to take any action, required to satisfy the conditions or closing deliverables set forth in the Merger Agreement, that prevents the consummation of the Business Combination as contemplated by the Merger Agreement and the Ancillary Agreements, and (d) by either RMG III or H2B2 in certain other circumstances set forth in the Merger Agreement, including (i) if any Governmental Authority shall have issued or otherwise entered a final, nonappealable order making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination, (ii) in the event of certain uncured breaches by the other Party, (iii) if the Closing has not occurred on or before March 31, 2024 (the “Agreement End Date”), unless the Agreement End Date has been extended in accordance with the terms of the Merger Agreement, or (iv) if either RMG III or H2B2 disagrees with the final determination of the Closing Date Purchase Price by the Valuation Firm as set forth in the Merger Agreement.

Reimbursement Fee

H2B2 will be required to pay RMG III a Reimbursement Fee amounting to $3,300,000 on the terms described in the Merger Agreement in the following circumstances: (a) if H2B2 terminates the Merger Agreement (i) because it disagrees with the final determination of the Closing Date Purchase Price by the Valuation Firm, or (ii) pursuant to an Investor Objection Notice as described above, and, in each of (i) and (ii), following termination of the Merger Agreement, H2B2 consummates a Capital Raise Transaction resulting in proceeds that are equal to or exceed the Minimum Investment Amount; (b) if RMG III terminates the Merger Agreement because either (i) certain approvals of the stockholders of H2B2 were not obtained, or (ii) any stockholder of H2B2 exercises any right, takes an action, or fails to take any action, required to satisfy the conditions or closing deliverables set forth in the Merger Agreement, that prevents the consummation of the Business Combination, and, in each of (i) and (ii), following termination of the Merger Agreement, H2B2 consummates a Capital Raise Transaction resulting in proceeds that are equal to or exceed the Minimum Investment Amount; or (c) if the Capital Raise Transaction is not consummated with a Capital Raise Amount of at least the Minimum Investment Amount, and the Merger Agreement is terminated by written consent of the Parties or because Closing did not occur by the Agreement End Date, but within six (6) months following termination, H2B2 obtains commitments from Capital Raise Investor(s) which, when aggregated to any Capital Raise Transaction entered into prior to termination of the Merger Agreement and completed thereafter, is equal or exceeds the Minimum Investment Amount.

Certain Related Agreements

Registration Rights Agreement

The Merger Agreement contemplates that, at Closing, RMG III, H2B2, and certain former stockholders of H2B2 set forth in Schedule I therein, will enter into an Amended and Restated Registration Rights Agreement, pursuant to which RMG III will agree to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Surviving Corporation Common Stock and other equity securities of RMG III that are held by the parties thereto from time to time (the “Registration Rights Agreement”).

Lock-Up Agreements

The Merger Agreement contemplates that, at Closing, RMG III will enter into lock-up agreements (each, a “Lock-Up Agreement”) with (a) the Sponsor, (b) certain of H2B2’s directors and officers and (c) certain former stockholders of H2B2, in each case, which will restrict the transfer of (i) a number of shares of Surviving Corporation Common Stock held by such securityholder, as set forth in the Lock-Up Agreement, immediately after the Effective Time, (ii) any shares of Surviving Corporation Common Stock held issuable upon the exercise or settlement, as applicable of Surviving Corporation Options held by a Securityholder immediately after the Effective Time, or (iii) any other securities convertible into or exercisable or exchangeable for Surviving Corporation Common Stock held by a Securityholder immediately after the Effective Time (collectively, the “Lock-Up Shares”). The Lock-Up Agreements will restrict the transfer off the Lock-Up Shares until the date that is 180 days after Closing (the “Lock-Up Period”), subject to  limited exceptions and the early release provisions set forth under the Lock-Up Agreements.

Sponsor Support Agreement

On May 9, 2023, RMG III entered into a Support Agreement (the “Sponsor Support Agreement”), by and among RMG III, the Sponsor and H2B2, where, among other things, the Sponsor agreed to vote in favor of the Business Combination and the transactions contemplated by the Merger Agreement, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

The Sponsor Support Agreement will terminate and be of no further force or effect upon the earliest of (a) the Expiration Time (as defined in the Sponsor Support Agreement), (b) the liquidation of RMG III and (c) the written agreement of RMG III, Sponsor and H2B2.

Company Support Agreement

On May 9, 2023, in connection with the execution of the Merger Agreement, RMG III entered into a stockholder support agreement (the “Company Support Agreement”) with H2B2 and certain H2B2 stockholders (the “H2B2 Stockholders”). The H2B2 Stockholders who have executed the Company Support Agreement hold a majority of the shares of H2B2 Common Stock and such shares exceed the minimum voting power required to approve the Business Combination.

Pursuant to the Company Support Agreement, upon the terms and subject to the conditions set forth therein, each H2B2 Stockholder agreed, among other things, to vote in favor of approving and adopting the Merger Agreement, the other agreements contemplated thereunder and the transactions contemplated thereby.

The Company Support Agreement will terminate and be of no further force or effect upon the earliest of (a) the Expiration Time (as defined in the Company Support Agreement), (b) the liquidation of RMG III, and (c) as to each H2B2 Stockholder, the written agreement of RMG III, H2B2 and such H2B2 Stockholder.

The foregoing descriptions of the Merger Agreement, Sponsor Support Agreement and Company Support Agreement, and the transactions and documents contemplated thereby, do not purport to be complete and are subject to and qualified in their entirety by reference to the Merger Agreement, the Sponsor Support Agreement and the Company Support Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1 and Exhibit 10.2, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, Form of Amended and Restated Registration Rights Agreement, Form of Lock-Up Agreement, Sponsor Support Agreement and Company Support Agreement have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about RMG III or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, Form of Amended and Restated Registration Rights Agreement, Form of Lock-Up Agreement, Sponsor Support Agreement and Company Support Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, Sponsor Support Agreement and Company Support Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, Sponsor Support Agreement and Company Support Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, Sponsor Support Agreement or Company Support Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, Sponsor Support Agreement and Company Support Agreement, as applicable, which subsequent information may or may not be fully reflected in RMG III’s public disclosures.

Item 7.01 Regulation FD Disclosure.

On May 9, 2023, RMG III filed a Current Report on Form 8-K announcing that it has entered into the Merger Agreement and that RMG III has extended the date that it is required to consummate a business combination by one month from May 9, 2023 to June 9, 2023, as the first of up to three one-month extensions to August 9, 2023, as permitted by RMG III’s governing documents. RMG intends to exercise the right to use all of the remaining permitted extensions.

On May 11, 2023, RMG III and H2B2 issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement.  The Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Current Report on Form 8-K furnished pursuant to Item 7.01, including Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. By filing this Current Report on Form 8-K and furnishing this information pursuant to Item 7.01, RMG III makes no admission as to the materiality of any information in this Current Report on Form 8-K, including Exhibit 99.1, that is required to be disclosed solely by Regulation FD.

Important Information and Where to Find It

In connection with the Business Combination, RMG III will file with the SEC a registration statement on Form S-4, which will include a preliminary proxy statement/prospectus (a “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to holders of RMG III’s ordinary shares as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to RMG III’s shareholders in connection with the Business Combination. RMG III will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF RMG III ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and all other relevant documents filed or that will be filed with the SEC by RMG III through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG III may be obtained free of charge from RMG III’s website at www.rmgacquisition.com/rmgiii or by written request to RMG III at RMG Acquisition Corp. III, 57 Ocean, Suite 403, 5775 Collins Avenue, Miami Beach, Florida.

Participants in the Solicitation

RMG III, H2B2 and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG III’s shareholders in connection with the Business Combination. Information about RMG III’s directors and executive officers and their ownership of RMG III’s securities is set forth in RMG III’s filings with the SEC, including RMG III’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on April 18, 2023. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the Proxy Statement/Prospectus regarding the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This current report on Form 8-K and the information contained herein do not constitute an offer to sell or the solicitation of an offer to buy any security, commodity or instrument or related derivative, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the Securities Act) shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward Looking Statements

This current report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination between H2B2 and RMG III, including but are not limited to, statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products offered by H2B2 and the markets in which it operates, H2B2’s projected future results (including EBITDA and cash flow). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (a) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of RMG III’s securities; (b) the risk that the Business Combination may not be completed by RMG III’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by RMG III; (c) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Merger Agreement by the shareholders of RMG III and the stockholders of H2B2, the satisfaction of the minimum trust account amount following redemptions by RMG III’s public shareholders and the receipt of certain governmental and regulatory approvals; (d) the lack of a third-party valuation in determining whether or not to pursue the Business Combination; (e) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (f) the effect of the announcement or pendency of the Business Combination on H2B2’s business relationships, performance, and business generally; (g) risks that the Business Combination disrupts current plans of H2B2 or diverts management’s attention from H2B2’s ongoing business operations and potential difficulties in H2B2 employee retention as a result of the Business Combination; (h) the outcome of any legal proceedings that may be instituted against H2B2, RMG III or their respective directors or officers related to the Merger Agreement or the Business Combination; (i) the amount of the costs, fees, expenses and other charges related to the Business Combination; (j) the ability to maintain the listing of RMG III’s securities on the Nasdaq Capital Market; (k) the price of RMG III’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which H2B2 plans to operate, variations in performance across competitors, changes in laws and regulations affecting H2B2’s business and changes in the combined capital structure; (l) the ability to implement business plans, forecasts, and other expectations after the Closing, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders; (m) the ability of RMG III to issue equity or equity-linked securities in connection with the Business Combination or in the future; (n) the risk of downturns in the renewable energy industry; and (o) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RMG III's forthcoming registration statement on Form S-4, the proxy statement /prospectus contained therein, RMG III’s Annual Report on Form 10-K, RMG III’s Quarterly Reports on Form 10-Q and other documents filed by H2B2 or RMG III from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and H2B2 and RMG III assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither H2B2 nor RMG III gives any assurance that either H2B2 or RMG III will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by H2B2 or RMG III or any other person that the events or circumstances described in such statement are material.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of May 9, 2023, by and between RMG Acquisition Corp. III, and H2B2 Electrolysis Technologies, Inc.*
10.1	Sponsor Support Agreement, dated as of May 9, 2023, by and among RMG Acquisition Corp. III, RMG Sponsor III LLC and H2B2 Electrolysis Technologies, Inc.
10.2	Company Stockholder Support Agreement, dated as of May 9, 2023, by and among RMG Acquisition Corp. III, H2B2 Electrolysis Technologies, Inc. and the persons set forth on Schedule I thereto.
99.1	Press release, dated as of May 11, 2023

*Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 11, 2023

RMG ACQUISITION CORP. III

By:	/s/ Robert S. Mancini
Name:	Robert S. Mancini
Title:	Chief Executive Officer